Thomas Harman

Partner

+1.202.373.6725

thomas.harman@morganlewis.com

Via EDGAR Correspondence

November 12, 2024

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Invesco Unit Trusts, Series 2394 (the “Registrant”) File No. 333-282174

Dear Ms. Hahn:

This letter responds to oral comments provided on October 21, 2024, with respect to the Registrant’s Registration Statement on Form S-6, which was filed on September 17, 2024, includes one underlying unit investment trust portfolio, Capital Strength Leaders Portfolio 2024-4 (the “Trust”). Summaries of the comments and responses thereto on behalf of the Registrant are provided below. Where a comment has been addressed, such edit has been incorporated throughout the Registration Statement.

Principal Investment Strategy (page 2)

1.	Comment: Please revise the first sentence in this section to clarify that the stocks included in the portfolio are those which the Sponsor believes to be conservatively capitalized.

Response: The Registrant has revised the above-referenced disclosure in accordance with the related comment.

2.	Comment: The third bullet point in the second paragraph of this section states that a security must have “a market capitalization greater than $5 billion” to be considered for inclusion. To the extent the portfolio has exposure to mid and/or small capitalization stocks, please also update the “Principal Risks” and “Risk Factors” sections accordingly.

Response: In accordance with the above comment, the Registrant has updated each of the “Principal Risks” and “Risk Factors” sections to include disclosure related to the risks of investments in mid or small capitalization stocks.

3.	Comment: Please revise the fourth full paragraph of this section to either expand the discussion of sponsored and unsponsored ADRs or include a reference where more information regarding ADRs may be found, and further, to clarify whether the portfolio has exposure to foreign issuers other than through ADRs.

Response: The Registrant has revised the above-referenced disclosure in accordance with the related comment.

Principal Risks (pages 2-3)

4.	Comment: Please clarify whether the reference to the potential dilution of a unitholder’s investment under the fourth bulleted risk paragraph in this section is related to the discussions of dilution on page A-1 under the section heading “The Portfolio.”

Response: The Registrant confirms that the above-referenced bulleted risk relates to the discussions of unitholder dilution on A-1. More specifically, the bulleted risk language more broadly indicates that dilution of a unitholder’s investment may occur as additional units are sold, while the more detailed discussion on page A-1 describes scenarios that may lead to such possible dilution.

5.	Comment: The fifth bulleted risk paragraph in this section indicates that the Trust will have exposure to non-U.S. issuers. Please clarify whether any of the Trust’s investments in non-U.S. issuers entails exposure to emerging markets issuers, and if so, please update the Registration Statement to include the corresponding risks.

Response: The Registrant confirms that at least one of the securities anticipated to be included in the Trust’s portfolio will be that of an emerging markets issuer. Accordingly, the “Principal Risks” and “Risk Factors” sections have each been updated to include disclosure concerning the risks of investing in emerging markets.

Essential Information (page 4)

6.	Comment: Please revise the disclosure in footnote 1 to the Essential Information section to include additional language regarding the method of calculating the Historical 12 Month Distributions amount and certain of the additional related disclaimers found under the “Rights of Unitholders – Historical 12 Month Distributions” section.

Response: The Registrant has revised the above-referenced disclosure in accordance with the above comment.

Risk Factors (page A-2 through A-8)

7.	Comment: The “Risk Factors – Foreign Stocks” section includes references to Global Depositary Receipts (“GDRs”) even though the “Principal Investment Strategy” and “Principal Risks” sections do not mention GDRs. Please address the mismatch in your response or update the disclosure to reconcile the mismatch.

Response: Due to the fact that subsequent series of the Trust will be offered quarterly with essentially the same general disclosure as is provided in the Registration Statement, the “Risk Factors – Foreign Stocks” section includes more flexible disclosure to accommodate the possibility that such future series may include GDRs.

8.	Comment: The “Risk Factors – Sector Risks” section is not definitive in its presentation of the sector risks that would entail an investment in units of the Trust. Please update this section as needed.

Response: The Registrant intends to submit an amended Registration Statement to include applicable sector risk disclosures in the “Principal Risks” and “Risk Factors - Sector Risks” sections, corresponding to the actual portfolio of the Trust selected prior to its initial deposit date.

9.	Comment: We note that the “Risk Factors” section does not distinguish primary risks from other risks. Please consider adding disclosure to clarify or explain why this would not be necessary.

Response: The Registrant respectfully submits that the “Principal Risks” section at the beginning of the Registration Statement adequately identifies the principal risks, while the “Risk Factors” section offers a broader discussion encompassing both principal and non-principal risks. In the Registrant’s view, reorganizing the “Risk Factors” section by principal and non-principal risks would create a less cohesive and more fragmented presentation, potentially to the detriment of unitholders.

General Comments

10.	Comment: Please confirm supplementally whether the Trust will make distributions of capital.

Response: The Trust will make distributions of capital as needed. As outlined in the “Rights of Unitholders - Distributions” section of the Registration Statement, any receipts credited to the Trust’s capital account are distributed to unitholders on the next scheduled distribution date.

11.	Comment: Please confirm supplementally whether the Trust will need to keep cash on hand or sell securities to satisfy redemption requests.

Response: The Trust is not required to have cash available in anticipation of meeting redemptions. As stated under “Rights of Unitholders – Redemption of Units,” the Trustee is authorized to sell securities as needed to satisfy redemptions.

12.	Comment: Please add the undertakings required by General Instruction 3(a)(3) of Form S-6.

Response: The Registrant intends to submit an amended Registration Statement which will include the above referenced undertakings.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6725 if you have any questions concerning the foregoing.

Sincerely,

/s/ Thomas Harman

Thomas Harman, Esq.

cc: Adam Henkel, Esq.